DENTON WILDE SAPTE

03 MAR 14 AM 7:21

82-34709

Division of International Corporate Finance
US Securities and Exchange Commission
450 Fifth Street North West
Washington D.C.
20549
USA

our ref: BSB/NEV/63917.00050
direct tel: 020 7320 6808
direct fax: 020 7246 7777
e-mail: bsb@dentonwildesapte.com

03007683

Attention: Mary Cascio

11 March 2003

Dear Ms Cascio

JKX OIL & GAS PLC: INITIAL APPLICATION FOR RULE 12G3-2 (B) EXEMPTION

Further to our telephone conversation, I enclose a hard copy of the company's Report and Accounts for the year ended 2001. I would be grateful if you could contact me as soon as you are able to put the application forward for processing.

Kind regards.

Yours sincerely

SUPPL

Bidhi Bhoma

dw 3/31

6182943.01

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jKX

JKX Oil & Gas plc
Report and accounts 2001


Ukraine
Georgia
Texas, USA
United Kingdom
Russia
Oklahoma, USA
Italy

Overview

JKX Oil & Gas plc is an oil and gas exploration and production company listed on the London Stock Exchange. The Company has licence interests in Ukraine, Georgia, Italy, Russia and in Oklahoma and Texas, USA.

2001 highlights

- Retained profit (before exceptionals) $7.2 million
- First production in USA
- Farm-in (34.4%) to Center Deep Unit, East Texas, USA
- Farm-in to ENI's Civita prospect, Italy (30%)

Key strategies

- Recommence development activity in PPC, Ukraine
- Continue to develop the producing assets in the USA
- Continue to expand the Company's portfolio of assets within its existing geographical areas

I am pleased to report another profitable year for your Company. Retained profit for the year is $5.9 million ($7.5 million), which reflects the fall in international oil prices in the second half of 2001 and the necessary deferment of our onshore development programme in Ukraine. Retained profit before exceptionals is $7.2 million, a modest reduction on the 2000 figure of $7.5 million. Despite an overall production decrease of 6 per cent to 5,594 boepd (5,943 boepd), turnover is materially unchanged at $22.9 million ($23.5 million) due not only to a 50 per cent increase in the domestic gas sales price in Ukraine but also the initiation of oil and gas production during the year from our newly acquired properties in the USA.

Capital expenditure increased to $12.0 million ($6.8 million) as a result of strategic diversification into the USA and Italy; this has been entirely funded from Company reserves and operating cash flow. I look forward in the coming year to reporting an increasing contribution from the USA to the Company's results.

The Company reported on 12 February 2002 the registration of its increased 66.2 per cent holding in its Ukrainian subsidiary, Poltava Petroleum Company (PPC). Effecting this registration has required significant commitment of management and cash resources over a two year period, and I view this achievement as a milestone in the Company's efforts to secure its valuable Ukrainian asset. We have initiated discussions with the State Property Fund of Ukraine to privatise its 33.8 per cent holding in PPC, the benefits of which include a broadening of PPC's financing options, including direct equity investment into the subsidiary. However, despite the progress made on our shareholding in PPC, I recognise that there will be continuing efforts to attack our legal holding in PPC by influential private Ukrainian interests who are seeking to defraud our shareholders of investments by JKX in Ukraine. We will remain vigilant in this regard and will look to the continued support of the British Government and the European Bank for Reconstruction and Development. We have recommenced our planned development programme for PPC this year, although completion of this programme is dependent on the availability of suitable finance.

I am delighted that your Company has achieved production successes on all three projects in the USA within twelve months of initiating investment in the area. Test production was 16,932 boe net to JKX for the period, and I am optimistic that the ongoing drilling programme in Oklahoma and the planned second well in East Texas will confirm the potential of these producing assets. Exploration activities are continuing in Italy, notably with the completion of the 3D seismic programme on the Civita permit (ENI: 70%, JKX: 30%). Preparation for drilling is progressing with the first well on the permit planned for the fourth quarter of 2002.

Exploration activities in Georgia have centred on the 8,900 sq km Black Sea licence (JKX: 4% net profit interest) with completion of the interpretation of the 2,300 km 2D seismic survey data. The project is in the pre-drilling phase with the operator, Anadarko Petroleum Corporation, currently seeking a farm-in partner.

The policy of your Board is both to return value to shareholders and to continue to enhance the Company's asset base. The Company's expanded asset base now requires increasing capital investment which in the near term will be drawn from the Company's cash resources. The Board believes it to be prudent not to declare a dividend for the period. Recognising the progress the Company has made over the last three years and the continued support from shareholders, the Board intends to recommend a dividend of 0.25p per share at the coming half-year, providing no unforeseen events occur in the intervening period.



Outlook

The goal for 2002 is increased production from our Ukrainian and USA assets. Achievement of this goal requires our maintaining control of PPC and continued drilling success in the USA. The translation of increased production into profit and cash flow will depend not only on international oil prices and the continued upward movement of domestic Ukrainian and North American gas prices, but also on maintaining our efficient operating cost base. Also I cannot exclude the possibility that the security of our Ukrainian assets will require additional costs in the coming year.

The Company is working to improve the potential value of its existing exploration portfolio, and is actively evaluating new energy-related opportunities in the former Soviet Union, Italy and the USA with the view to broadening its asset base. In parallel, the Company is considering corporate acquisition as a route to accelerate the growth of the Company.

I thank all JKX staff for their contribution to the achievements and performance of the Company in 2001, and extend my sincere appreciation to our shareholders for their continued interest and support.

It is with sadness that I conclude my statement with registering the loss to the Company of Martyn David, my fellow director, who passed away after a short illness, on 17 February 2002. He is greatly missed by all his colleagues and friends in JKX as well as the wider oil and gas community.

Rt Hon Lord Fraser of Carmyllie, Chairman

1999	2.4
2000	7.5
2001	7.2

Net profit ($m)
(excluding exceptionals)

1999	3.4
2000	15.2
2001	10.2

Year end cash ($m)

1999	2.4
2000	6.8
2001	12.0

Capital expenditure ($m)

JKX has continued to trade profitably through 2001 whilst utilising its cash resources and operating cash flow to maintain the momentum of its diversification programme.

Ukraine

PPC has operated continuously and efficiently throughout the year and maintained its position as the largest non-state producer of oil and gas in Ukraine. The average daily production rate declined 7 per cent to 5,548 boepd (5,943 boepd) as a result of our Company's decision to minimise capital expenditure in Ukraine during the period.

PPC exported 100 per cent of its oil production to Poland against a western bank letter of credit with the price based on a fixed discount to Brent, the discount being transportation and brokerage costs. The average realised price for oil is $20.83 per barrel ($24.26 per barrel), a fall which largely reflects the downturn in international oil prices in the second half of the year. The Ukrainian domestic gas market through 2001 has demonstrated a level of price stability not seen previously. The average realised price of $1.24 per Mcf is more than 50 per cent up on 2000 ($0.81 per Mcf) and is being maintained into the current year. Although this figure is still substantially lower than west European prices, there is zero transportation cost to PPC within the domestic market. A recent agreement between Russia and Ukraine appears to weaken the historic block on export of domestically produced gas and we are continuing to explore the feasibility of exporting part or all of PPC's gas production. However, a continued rise in gas prices on the Ukrainian market may marginalise the potential gain to be made on exported gas, after meeting the cost of transportation from Poltava to any west European market. Notwithstanding this, gas export still remains an attractive option for the Company as it will improve PPC's access to project finance for its ongoing development programme.



Production and commercial achievements have been overshadowed during the year by the Company's physical and legal defence of its Poltava assets. Influential private Ukrainian interests have utilised their ability to manipulate various state bodies in an attempt to defraud the Company of its legal holding in PPC and to block the lawful registration of JKX's increased shareholding (66.2%) in its subsidiary. With the support of the British Government and the European Bank for Reconstruction and Development, the Company has been successful in defending its original (49%) holding in PPC and registering its increased shareholding (66.2%), supported by positive rulings of the Supreme Court of Arbitration of Ukraine. On this basis, the Company has recommenced its development programme in Poltava and also initiated discussions with the State Property Fund of Ukraine to privatise the state's remaining 33.8 per cent holding in PPC. Despite our robust and successful defence of the Company's control of its major asset in Ukraine, I remain circumspect with regard to the intentions of those private Ukrainian interests who are, via a web of offshore holding companies, beneficial owners of Naftogaztechnologia, the private company which had, and still has, most to gain by illegally seizing control of PPC, the premier non-state oil and gas producer. I believe that our strongest defence in the long-term is our commitment to Ukraine and our determination to operate in accordance with both Ukrainian and international law.

The Company reported on 12 July that its Ukrainian partner in Crimean Petroleum Company (JKX: 45%) had drilled a well on the Olympic prospect in the Black Sea and reported hydrocarbons at a depth of 2,500 metres; the area is the subject of a territorial dispute between Ukraine and Romania. If the Ukrainian authorities advise the Company that any part of the disputed area is considered as Ukrainian territory, then the joint venture has sole rights to that area. The Company continues to seek clarification on this matter from the Ukrainian authorities.

Georgia

JKX holds a 4 per cent net profit interest in the production sharing contract which covers 8,900 sq km of the Georgian Black Sea Shelf. The operator of the block, Anadarko Petroleum Corporation, has completed interpretation of the 2,300 km 2D seismic survey which was shot in the last quarter of 2000. Interpretation has included integration of a 14,000 km aeromagnetic survey, an offshore geological survey and satellite data. Anadarko is currently seeking a partner to participate in the next phase of exploration activity. I am encouraged by the commitment of Anadarko to evaluating the potential of this large unexplored area and its utilisation of the full suite of technical tools available. Our interest in this licence continues to be a significant asset of the Company.

JKX holds 100 per cent of the production sharing contract over the 2,255 sq km onshore Kartli block. Interpretation of all available seismic, well and geological data was completed in 2001 and the Company is currently seeking a farm-in partner to progress further exploration activities.

JKX is continuing to provide project management services under contract from its Tbilisi office to National Petroleum Ltd, the production sharing partner for the Ioris Valley producing licence in Georgia.

"I believe your Company is now well set to capitalise on the significant progress it has made over the last three years."

Italy

Geological and seismic interpretation work continued during 2001 on the contiguous Fiume Tevere (JKX: 40%) and Fiume Arrone (JKX: 30%) blocks close to Rome. JKX has reviewed the studies commissioned by the operator, Hardman Resources, on the permits and is now undertaking its own interpretation study in order to structure a JKX-led work programme. JKX is currently in discussions with its partners to assume operatorship of these blocks. It is planned to complete this work in the first half of 2002.

The Company farmed-in to the onshore Civita permit (JKX: 30%) in September 2001. Civita is located south of Pescara and is operated by ENI who retains a 70 per cent interest. Civita is adjacent to an ENI producing concession. A 39 sq km 3D seismic survey has recently been shot over the permit and interpretation is close to completion. The result of this survey and an earlier 3D seismic survey will set the location for an exploration well to be drilled in the fourth quarter of 2002. Existing production facilities on the adjacent production concession can be utilised for commercial production from the permit.

The Company is developing a growing presence in Italy and continues to seek attractive onshore prospects to add to its Italian portfolio. The cost of entry into the onshore market is low, with the potential of delivery of commercial production into a domestic market at attractive sales prices.

USA

In 2001 JKX acquired a 60 per cent interest in four properties (Penney, Luther, Southwest Welleston and WEHLU) in Oklahoma and a 34.4 per cent interest in the Center Deep Federal Unit in Texas. Production of oil and gas has been achieved in both States with total production in the period of 16,932 boe net to JKX. The average realised price for oil is $25.30 per barrel and, despite significant market fluctuations, an average realised price for gas of $2.84 per Mcf over the period.

Three of the four Oklahoma properties (Penney, Luther and South West Wellston) are being redeveloped utilising a de-watering technique which is being successfully employed by other operators in central Oklahoma. The initial programme which included five wells (four producers and one water disposal well) has been successfully completed. Production has been established from three wells and one has been abandoned. Three further wells have now been drilled in the second phase of the appraisal programme, with two scheduled for completion as producers in the next two months. The Company is optimistic that the steady refinement in targeting optimum well locations will lead to a commercially attractive, low-cost operation, similar to or better than achieved by other operators in the area.

The fourth Oklahoma property, the West Edmond Hunton Lime Unit (WEHLU) represents the second of our Oklahoma projects. The initial two well appraisal programme targeted a deeper horizon not previously exploited in the earlier development of the Unit. Disappointingly, both wells found this zone tight, but production has been established from the overlying Bois D'Arc formation in one of the two wells. A further well has now been drilled to evaluate further the commerciality of a multi-well programme to redevelop this horizon.

The Center Deep Federal Unit in East Texas comprises 11,290 acres and is one of the largest federal units formed in Texas in recent times. The first well on the Unit came on stream in November at an initial rate of 2.5 MMcfd and continues to produce, with produced gas being sold to a major power company. Acid stimulation is planned to improve the well's productivity prior to drilling a second well in the third quarter of 2002.

Rapid achievement of production from the Company's first three projects in the region has reinforced the view that the USA is ideally suited to provide the Company with a low risk revenue stream to balance the political and commercial risk environment in which JKX's main producing asset is located.

Prospects

In addition to developing its USA and Italian portfolios, the Company is examining the potential for utilising its FSU expertise in new projects in Russia and Azerbaijan. JKX reopened its representative office in Moscow in October 2001 and is evaluating a number of onshore oil, gas and energy projects. JKX has also initiated a dialogue with the Azerbaijan authorities in order to see if a suitable onshore project can be identified for detailed consideration.

Outlook

The continuing evolution of the commercial, legal and fiscal framework in Ukraine will dictate the rate of development of JKX's assets in Ukraine; this will continue to be the primary operating focus in the coming year. Drilling successes in the USA and Italy will set the pace for development of our North American and Italian portfolios. I recognise that corporate acquisition opportunities in the FSU, particularly in Russia, may provide a route to rapid growth, if suitable projects and partners are forthcoming.

I believe your Company is now well set to capitalise on the significant progress it has made over the last three years.

Dr Paul Davies, Chief Executive Officer


1999 3.3
2000 7.9
2001 7.2
Operating profit ($m)
(excluding exceptionals)


1999 10.1 6.3
2000 16.2 6.6
2001 11.1 11.6
Turnover – Oil/Gas ($m)


1999 2.63
2000 5.68
2001 4.45
Earnings per share (cents)

Poltava Petroleum Company (PPC)

PPC holds exploration licences and four production licences in the Poltava region onshore Ukraine. The production licences cover the Ignatovskoye, Molchanovskoye, Rudenkovskoye and Novo-Nikolaevskoye fields. The exploration licences cover an area of 271 square kilometres incorporating the production licences.

The fields lie on the southern edge of the Dneiper-Donetsk basin which is the main producing area in eastern Ukraine. The reservoirs in the PPC fields are formed by both clastic and carbonate formations of Devonian and Carboniferous age.

Following the initial development activities in 1995, 1996 and 1997 which established oil and gas production from the Ignatovskoye and Molchanovskoye fields, capital investment was kept to a minimum pending an improvement in the commercial environment.

Development activity resumed in 2000 when a successful new development well was drilled. Activity was suspended in 2001 pending resolution of the illegal attempts to expropriate JKX's shareholding in PPC.

Development

During the latter part of 2001, PPC placed orders for new equipment to upgrade its gas processing facilities. The new plant is under construction and scheduled for installation in the second quarter of 2002. Installation of this equipment will reduce the flowing pressure of the gas wells and thereby increase production.

Plans for 2002 include drilling a new well Ignatovskoye 111 (previously scheduled for 2001) and re-entering and sidetracking Wells 110 and 106. Well 111 is expected to produce oil and gas from the Visean reservoir. Wells 110 and 106 are oil producers from the Devonian oil reservoir; the objective of the workovers is to exclude water production and increase oil productivity. The sidetrack of Well 106 will provide a horizontal section in the Devonian oil reservoir.

Production

PPC produced a total of 2,025 Mboe (507 Mbbl of liquids and 9.1 Bcf of gas) during 2001. The average production for the year was 1,389 bopd plus 25 MMcfd of gas, a total of 5,548 boepd.

Crimean Petroleum Company (CPC)

CPC (JKX 45%) holds the Delphin exploration, development and production licence covering 2,200 square kilometres in the Black Sea, offshore Crimea. The first phase of the work programme and current licence commitment was completed in 1995 with the drilling of the Delphin 1 exploration well. The next phase of the work programme on this block will commence once the offshore border between Ukraine and Romania has been delineated. The existing licence also provides for a new licence to be granted to cover all or part of an adjacent area of up to 4,600 square kilometres.

In July 2001 JKX was informed by Chernomorneftegas, its Ukrainian partner in CPC, that a stratigraphic well drilled for scientific purposes within the area covered by CPC's licence, encountered commercial hydrocarbons on or close to the Olympic prospect which is within the extension area to the Delphin Block as described above. This news was publicised in the Ukrainian media. Chernomorneftegas was acting as contractor to the Ukrainian Ministry of Environment and Natural Resources. The report referred to hydrocarbons encountered at a depth of 2,500 metres.

PPC reserves

PPC proven plus probable reserves

	Liquids MMbbl	Gas Bcf
As at 1 January 2001	9.1	272.6
Production	(0.5)	(9.1)
As at 31 December 2001	8.6[1]	263.5[1]

[1] JKX has a 66.2% shareholding in PPC, but has accounted for these reserves on an entitlement basis due to the structure of the original investment and the outstanding amount due from PPC to JKX.

Poltava Petroleum Company (PPC)

PPC is a joint venture company in which JKX has a 66.2% shareholding*

Licence name	Type	Area
01 Poltava (No.1453, 1454)	Exploration and Appraisal	271 km²
01 Novo-Nikolaevskoye	Production	Included in Poltava Licence
01 Ignatovskoye	Production	Included in Poltava Licence
01 Molchanovskoye	Production	Included in Poltava Licence
01 Rudenkovskoye	Production	Included in Poltava Licence

*JKX registered its increased 66.2% shareholding in PPC in February 2002.



Crimean Petroleum Company (CPC)

CPC is a joint venture company in which JKX has a 45% shareholding

Licence name	Type	Area
02 Delphin-A	Exploration and Appraisal	2,200 km²




Lviv
Kiev
Poltava
Kharkov
Ukraine
PPC
01
CPC
Simferopol
Poltava
Production
01
Exploration
02

"Following successful registration in February 2002, of the Company's increased share in PPC (66.2%) development activity is set to resume in 2002."

Oklahoma

In January 2001 JKX acquired a 60% working interest in four properties in Oklahoma, USA operated by a local company Avalon Exploration Inc. The properties contain oil accumulations with the potential for significant quantities of associated gas.

Three of the four properties (Penney, Luther, South West Wellston) are being redeveloped utilising the so-called "de-watering" technique which is being successfully employed by operators in Central Oklahoma to significantly improve recovery from fractured Hunton Limestone, the same formation targeted in the JKX properties. The technique involves the use of electric submersible pumps to reduce the pressure in the fracture system and accelerate recovery of oil from the tight limestone matrix. The produced water is disposed of cheaply in a deeper horizon. The three properties are considered analogous to the adjacent Carney area where nearly 200 wells have been drilled in the last four years, a significant resurgence of activity in this mature area. The initial programme, which included five wells in this area (four producers and one water disposal well) has been successfully completed. Production has been established from three of the producers and one has since been abandoned after a period of test production. Three further wells have now been drilled in the second phase of the appraisal programme, two of these are scheduled for completion as producers in the next two months.

The fourth property the West Edmond Hunton Lime Unit (WEHLU) is a mature field where most of the wells were abandoned many years ago and current production rates are low. The plan for this field involved the appraisal and potential development of a deeper horizon, which has not been exploited over the 60 year field life. This formation was found to be tight at the two locations drilled as part of the initial programme but production has been established from the overlying Bois D'Arc formation, which provided the main producing horizon during the life of the field. An additional well has now been drilled to evaluate further the commerciality of a multi-well programme to redevelop this horizon. This well is expected to be completed shortly and to commence production once a connection has been built to the nearby low pressure gas gathering system.

JKX is optimistic that the data gathered while drilling and testing wells in this area is leading to a steady refinement in targeting optimum well locations and is giving rise to further efficiencies in the operations, which will lead to a commercially attractive low-cost operation. Further cost savings are also anticipated from agreements to share water disposal facilities with New Dominion LLC the operator of many of the wells in the Carney area.





JKX North America Ltd

Prospect name	Type	Working Interest	Area
01 Penney	Leasehold	60%	4,940 Acres
02 Luther	Leasehold	60%	325 Acres
03 S W Wellston	Leasehold	60%	1,132 Acres
04 WEHLU	Leasehold	60%[1]	160 Acres[2]

1 Under the terms of the farm in agreement, the original owner of the unit has the right to increase its participation in the investment and subsequent revenue, which could reduce the working interest of JKX to a minimum of 36%.
2 Earned per well drilled.

JKX Oil & Gas LP

Prospect name	Type	Working Interest	Area
05 Center Deep Unit	Leasehold	34%	11,290 Acres


Tulsa
Oklahoma City
Oklahoma
Dallas
Texas
Shelby County
Houston
Mexico
Gulf of Mexico
04
01
02
03
05

Texas

In August 2001 JKX acquired a 34.4% working interest in 7,848 acres in the Center Deep Federal Unit in Shelby County, East Texas. JKX and the other working interest holders have subsequently acquired the balance of the Unit at a Federal Lease Sale. The total Unit comprises 11,290 acres and is one of the largest units formed in Texas in recent times.

The interest was acquired from Rosetta Energy Partners L.P. ("Rosetta") which is retaining a 40% working interest. Rosetta is a private US company whose affiliate, Harvey E. Yates, operates a large number of leases in New Mexico and Texas and also has oil and gas interests in Europe.

The primary geological target in the Unit is the lower cretaceous James Lime formation, which produces gas from a number of wells adjacent to the Unit, most notably in the Huxley field where a number of horizontal wells with multiple horizontal laterals have recently been drilled. Independent consultants, Miller and Lents, have estimated that up to 18 wells could be drilled in the Unit with recovery of between 2 and 3 Bcf per well. There is also additional potential in deeper geological formations included in the Unit.

The first well on the Unit (CDU 5) spudded on 21 August 2001 resulted in a commercial gas discovery. The well was tested at a rate of 2.5 MMcfd of gas through a 14/64 inch choke with a wellhead flowing pressure of 1,950 psi. Since that time the rate has declined and acid stimulation is planned. A new 5,000 ft pipeline has been constructed, tested and connected to an existing gas transportation system, and gas is now being delivered and sold to a major power company. Total production to the end of 2001 was 32 MMscf.

The CDU 5 well penetrated the reservoir at 8,300 ft *measured depth (6,100 ft vertical* depth). Three horizontal laterals were drilled "under-balanced" within the targeted lower cretaceous James Lime formation, with a total length of 14,500 ft. The drilling operation was completed in 48 days.

A second well in the Unit is planned for the third quarter of 2002.





West Georgia Offshore

The Georgian Black Sea Production Sharing Contract area covers 8,900 square kilometres and is operated by Anadarko Petroleum Corporation. JKX has retained a 4% net profit interest.

Anadarko completed interpretation of its 2,333 kilometres 2D seismic survey in 2001, integrating it with a 14,000 kilometres aeromagnetic survey, an onshore geological survey and satellite data. Anadarko are currently seeking a partner before commencing the next phase of exploration activity.

Kartli

The Kartli block which covers 2,255 square kilometres onshore Georgia is held 100% by JKX. The interpretation and integration of all the available seismic, well and geological data was completed in 2001 and a follow-up well survey was initiated. JKX is currently seeking partners to participate in additional seismic and exploration drilling.





JKX (Navtobi) Ltd

Licence name	Type	JKX interest	Area
01 Kartli	Production Sharing Agreement	100%	2,255km²
02 West Georgia Offshore	Production Sharing Agreement	4%[1]	8,900km²

[1]Net profit interest


Supsa
Russian Federation
Black Sea
West Georgia Offshore
Kartli
Georgia
Tbilisi
Poti
Turkey
02
01

JKX Italia Limited

Licence name	Type	JKX interest	Area
01 Fiume Tevere	Exploration	40.4%	402 km²
02 Fiume Arrone	Application	30%	358 km²
03 Civita	Exploration	30%	277 km²




Italy
Milan
Pescara
Rome


02 Fiume Arrone
Fregene
01 Fiume Tevere
Fiumicicino
Lido Di Ostia
03 Permesso Civita

Fiume Tevere

JKX holds a 40.4% interest in the Fiume Tevere exploration permit located onshore Italy close to Rome. The permit is operated by Hardman Resources NL. In April 2000 a 600 metre exploration well was drilled on the Colombo prospect targeted at two potential reservoirs the Base Pliocene Sand and the Miocene Flysch. Wireline logs indicated a net thickness of gas bearing sands of approximately 12 metres within the Miocene Flysch formation. The zone was tested and flowed at a maximum rate of 25,000 cfpd, declining to 10,000 cfpd over a four-hour test period. The well was subsequently abandoned as a non-commercial gas discovery. The Italian authorities have granted a three year extension of the permit and in accordance with Italian regulations 25% of the permit has been relinquished.

Fiume Arrone

JKX holds a 30% interest in an application for the adjacent Fiume Arrone permit located immediately to the north of Fiume Tevere. Award of this permit is awaited. 80 kilometres of seismic over a known structure within the permit has been purchased and reprocessed. JKX is currently undertaking its own interpretation of this data with the intention of defining an appropriate work programme once the permit is awarded.

The Fiume Arrone and Fiume Tevere permits are geologically very similar and any further work programme will be designed to further evaluate the prospectivity of both permits.

Civita

In June 2001 JKX farmed-in for a 30% working interest in the 277 square kilometre Civita permit, onshore Italy. The Civita permit is located south of Pescara and is operated by ENI S.p.A. who retains a 70% interest.

Civita is an exploration permit adjacent to an ENI producing concession. One prospect and one lead have already been identified at the southern end of the permit, both of which are close to wells producing from similar accumulations in the adjacent concession. The prospect is delineated by an existing 3D seismic survey and ENI has recently completed a further 39 square kilometres 3D seismic survey over the lead. Interpretation of this survey is due to be completed in the first quarter of 2002. Following this, the location for an exploration well planned for the fourth quarter of this year will be finalised. Any discovery would be produced via existing facilities in the adjacent production concession.

The Civita permit lies within the San Salvo-Cupello trend to the east of the Apennines, the tertiary sands of which have formed the reservoir for a significant number of shallow gas fields. The gas produced from the tertiary is biogenic and essentially pure methane. In addition, there are a number of oil and gas fields within the same basin producing from the deeper cretaceous carbonates.

Russia

The offshore seismic survey undertaken by our partner Rosneft, of the Inchke More licence area in 2001 was not completed due to technical difficulties encountered by the survey contractor in the shallow near shore area of the Caspian sea shelf, offshore Dagestan. The company is awaiting further proposals from Rosneft to complete the survey work.



Rt Hon Lord Fraser of Carmyllie QC

Independent Non-Executive Chairman (56)

Lord Fraser was formerly Lord Advocate and Minister of State at the Department of Trade and Industry with responsibility for export trade promotion and overseas investment with particular emphasis on the oil and gas industry. He was then Minister of Energy until May 1997. He is a Director of the London Metal Exchange and the International Petroleum Exchange and has been a visiting Professor of Law at Dundee University. He is a member of the Audit and Remuneration Committees.

Dr Paul Davies

Chief Executive Officer (52)

Dr Paul Davies joined the Board on 30 January 1998. He has been active in the oil and gas industry since 1976 and was the co-founder of the JP Kenny Group of Companies which traded internationally in oil and gas engineering, oil and gas exploration and production, subsea survey and inspection, and shipping. He has extensive experience of business in the former Soviet Union and was a founder of J P Kenny Exploration & Production Ltd, the forerunner of JKX Oil & Gas plc. He holds an Honours degree in Civil Engineering and PhD in structural mechanics from University College London.

Bruce J Burrows

Finance Director (43)

Bruce Burrows was appointed Finance Director on 31 December 1997. He joined JKX from Ernst & Young where he held positions in the Wellington (New Zealand) and London offices. He holds a BSc Honours degree from Canterbury University (New Zealand), a Diploma in Accounting from Victoria University (New Zealand) and is a member of the Institute of Chartered Accountants of New Zealand.

Robert N Dall

Technical Services Director (48)

Robert Dall has over 25 years of varied petroleum engineering experience in the upstream oil and gas industry in the UK, Middle East, North Africa and the former Soviet Union. Prior to joining JKX he worked for 11 years for Hamilton Oil Company Inc., now a wholly owned subsidiary of BHP Petroleum PTY. He has held a variety of technical, supervisory and management positions encompassing reservoir engineering, well operations, production and commercial functions. Prior to Hamilton Oil Company Inc., he worked for Deminex-Deutsche Erdolversorgungs GmbH and Schlumberger Limited. He holds an Honours degree in Physics from Birmingham University.







Secretary
B J Burrows

Registered office
6 Cavendish Square
London W1G 0PD
Registered in England
Number: 3050645

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London SE1 7EU

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6ZL

Principal bankers
Barclays Bank
Barclays Business Centre
99 Hatton Garden
London EC1N 8DN

Financial advisers and stockbrokers
Investec
2 Gresham Street
London EC2V 7QP

Solicitors
Denton Wilde Sapte
Five Chancery Lane
Clifford's Inn
London EC4A 1BU

Viscount Asquith

Independent Non-Executive Director (49)

Viscount Asquith, considered by the Board to be the senior independent non-executive director, joined the Foreign Office in 1980 and was the Counsellor at the British Embassy in Kiev from 1992 until his resignation in 1997 to pursue private business interests. He is a member of the Audit and Remuneration Committees.

John R Mapplebeck

Independent Non-Executive Director (58)

John Mapplebeck has held a wide range of senior executive positions during a 39-year career with the NatWest Group. He was Head of Global Project Finance following appointments in the bank's energy and natural resources teams in London and New York and prior to a further assignment in the USA as the Executive Vice President, Structured Finance, North America. More recently he was Director of Lombard North Central plc, NatWest's asset finance house. John is an ACIB and is Chairman of the Audit and Remuneration Committees







"The continued strength of our cash flow has supported the strategic diversification of our portfolio during 2001 into the United States and increased our asset base in Italy."

Analysis of results

Turnover

Group turnover from oil and gas sales remained constant for the year at $22.7 million (2000: $22.8 million). This was despite a 6% fall in production from 5,943 boepd to 5,594 boepd year on year. The fall in production is a result of the natural decline of the producing wells in Poltava Petroleum Company (PPC) in Ukraine. This natural well decline has not been compensated by new production, as a result of the deferral of the Group's investment programme in PPC, pending resolution of the registration of JKX's increased shareholding in PPC to 66.2%. Included in turnover was JKX's first revenue resulting from its diversification programme into the US. Whilst a modest $0.3 million in 2001, this figure should rise on the back of future drilling.

Exceptional items

During 2001 the Group provided $1.3 million (2000: $nil) for the remaining debt held in PPC for Naftogaz Ukraine (the Ukranian state oil and gas company).

On a daily basis small recoveries of this debt are received by PPC, a result of successful court actions. The Company still believes it appropriate as a result of the age of the debt and current level of recoveries to make a full provision for this residual debt. Ongoing recoveries will be taken to profit in the pperiod received.

Change in reporting currency

The Company has changed its reporting currency to US Dollars, the functional currency of the Group. We believe this will minimise the effect of foreign currency fluctuations on results and will provide shareholders with a more accurate "period on period" comparison of the Company's performance.

Taxation

No liability to UK or overseas corporation tax has arisen during 2001, due to the availability of tax losses brought forward (2000: $nil).

Cost of sales

Cost of sales (before exceptional items) remained materially constant at $12.0 million (2000: $12.2 million).

General and administrative expenses

General and administrative expenses have increased slightly (8%) at $3.7 million (2000: $3.5 million). This is largely a result of increased costs of security of the PPC asset.

Profit for the year

The profit after taxation for the year before minority interests and the exceptional provision is $7.2 million (2000: $7.5 million). The profit after minority interests and exceptionals is $5.9 million (2000: $7.5 million). The directors do not propose a dividend.

Cash flow

The operating cash flow during the period was $10.5 million (2000: $14.6 million). This together with existing cash resources has enabled the Group to further its diversification into the USA and Italy.

Oil and gas assets

Group capital expenditure in 2001 was $12.0 million (2000: $6.8 million). The major component of expenditure was in the United States on programmes in both Oklahoma and Texas ($8.7 million). An accrual of $0.6 million was made for the initial commitment to the Civita project in Italy being JKX's share of past costs and the 3D seismic programme.

Despite the deferral of the PPC work programme there has also been minor capital spend on long lead items for this programme, as well as on an upgrade to PPC's gas processing facilities due for installation in the second quarter of 2002.

Financial instruments

The Group's financial instruments comprise borrowings, cash and liquid resources, and various items, such as trade debtors, trade creditors that arise directly from its operations. The main purpose of these financial instruments is to finance the Group's operations.

It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Audit Committee and Board review and agree policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group finances its operations through a mixture of retained profits and bank borrowings (the only borrowing being a residual $1.0 million PPC loan from the European Bank for Reconstruction and Development, with interest based on LIBOR).

Liquidity risk

The Group's policy throughout the year to ensure continuity of funding has been to rigorously monitor the Group's working capital cycle so that cash from trade debtors is collected promptly. This has ensured that the Group does not need to rely on overdraft facilities.

Foreign currency risk

The Group's operations are attended with foreign currency risks. Sales of oil and gas within Ukraine by PPC are by law denominated in local currency (Hryvna). Funds for repatriation back to the United Kingdom are then converted to, and transmitted in, US Dollars. The Group manages this exposure by matching, to the extent practical, receipts and payments in the same currency and by following a range of commercial policies to minimise exposure to the Hryvna denominated sales. The Group also acted to keep balances held in Hryvna at as low a level as possible. Regulations imposed by the Ukrainian authorities are subject to ongoing change, and accordingly the flow of funds to the Group's UK bank accounts is subject to possible interruption, despite this not having occurred in 2001.


1999 30.00 70.00
2000 31.00 69.00
2001 25.00 75.00

Oil and Gas mix (%)


1999 12.29
2000 24.46
2001 21.08

Realisations – Oil ($/boe)


1999 0.79
2000 0.81
2001 1.25

Realisations – Gas ($/mcf)

Production summary	Total 2001	Second half 2001	First half 2001	Total 2000
Production				
Oil (Mbbl)	515	226	289	666
Gas (Bcf)	9.2	4.4	4.8	9.1
Oil equivalent (Mboe)	2,042	956	1,086	2,175
Daily production				
Oil (bopd)	1,411	1,226	1,599	1,821
Gas (MMcfd)	25	24	26	25
Oil equivalent (boepd)	5,594	5,197	5,997	5,943

Operating results	Total 2001 $m	Second half 2001 $m	First half 2001 $m	Total 2000 restated $m
Turnover				
Oil	11.1	4.4	6.7	16.2
Gas	11.6	5.5	6.1	6.6
Other	0.2	0.1	0.1	0.7
	22.9	10.0	12.9	23.5
Cost of sales				
Operating costs	(7.5)	(3.7)	(3.8)	(6.5)
Depletion and amortisation	(3.9)	(1.8)	(2.1)	(4.0)
Production based taxes	(0.7)	(0.4)	(0.3)	(1.7)
	(12.1)	(5.9)	(6.2)	(12.2)
Exceptional items	(1.3)	(0.4)	(0.9)	–
Operating expenses				
General and administration expenses	(3.8)	(2.1)	(1.7)	(3.4)
	(3.8)	(2.1)	(1.7)	(3.4)
Operating profit	5.7	1.6	4.1	7.9

Earnings	Total 2001	Second half 2001	First half 2001	Total 2000 restated
Net profit ($m)	5.9	1.7	4.2	7.5
Basic weighted average number of shares in issue (m)	133	133	133	133
Earnings per share (basic) (cents)	4.45	1.31	3.14	5.68
Earnings before interest, tax, depreciation and amortisation ($m)	10.0	3.7	6.3	11.5

Realisations	Total 2001	Second half 2001	First half 2001	Total 2000
Oil (per boe)	$21.08*	$18.88*	$22.83*	$24.46*
Gas (per Mcf)	$1.25	$1.26	$1.24	$0.81

*Oil prices are net of all transportation, shrinkage and brokerage charges.

Cost of production ($/boe)	Total 2001	Second half 2001	First half 2001	Total 2000
Production costs	$2.07*	$2.32*	$1.86*	$1.78*
Depletion and amortisation	$1.88	$1.88	$1.89	$1.83
Production based taxes	$0.33	$0.35	$0.34	$0.78

*Production costs relate to the operating costs attributable to oil and gas turnover.

Cash flow	Total 2001	Second half 2001	First half 2001	Total 2000 restated
Operating cash flow ($m)	10.5	5.1	5.4	14.6
Operating cash flow per share (cents)	7.9	3.8	4.1	11.0
Capital expenditure ($m)	12.0	5.8	6.2	6.8

Balance sheet	Total 2001	Second half 2001	First half 2001	Total 2000 restated
Net debt/(cash) ($m)	(9.2)	(9.2)	(10.8)	(13.1)
Net debt/(cash) to equity (%)	(16.2)	(16.2)	(19.7)	(25.6)
Return on average capital employed (%)	11.4	6.4	16.5	16.7

The directors submit their report and the audited accounts for the year ended 31 December 2001.

Results and dividends

The result for the year is a net profit of $5.9 million (2000: $7.5 million profit). No dividend is proposed. A review of major financial developments during the year is contained in the financial review.

Activities

The principal activities of the Group are oil and gas exploration and production. The Group operates through subsidiary undertakings, details of which are included in the Chairman's statement and the Chief Executive's statement.

Annual General Meeting

The Annual General Meeting of the Company will be held at 11.00 am on Wednesday 15 May 2002 at the premises of Cardew & Co, 12 Suffolk Street, London SWIY 4HQ.

Three resolutions will be proposed as Special Business at the Annual General Meeting.

a) To renew the authority of the Company to make market purchases of the ordinary share capital of the Company. The authority will expire on the earlier of 15 months from the date of passing the resolution or the conclusion of the next Annual General Meeting.

b) To renew the authority of the Board to allot relevant securities pursuant to section 80 of the Companies Act 1985. The authority will expire on 14 May 2007 (unless previously renewed, varied or resolved by the Company in general meeting).

c) To renew the authority of the Board to issue shares for cash otherwise than to shareholders in proportion to their existing holdings. The directors consider that occasions may arise when it would be desirable for the Board to have this power, which will be limited to a maximum nominal amount of £1,331,072 being 10% of the Company's issued share capital as at 26 March 2002. The authority will expire on the earlier of 15 months from the date of passing of the resolution or the conclusion of the next Annual General Meeting.

Your directors believe that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and unanimously recommend shareholders to vote in favour of the resolutions.

Exploration and production interests

In the opinion of the directors, the Group's exploration and production interests have a value in excess of the balance sheet figure. Expenditure for the year is detailed in note 14 to these accounts.

Political and charitable contributions

The Group made charitable contributions of $13,163 of which $12,566 was to local educational and health authority establishments in Ukraine. The Group did not make any political contributions.

Disabled employees

The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person.

Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Shares in JKX Oil & Gas plc

Details of movements in share capital during the year are set out in note 21 to these accounts.

Directors and their interests

The directors and their interests at the year end in the shares of the Company, all beneficially held, were:

	1 January 2001 ordinary shares Number	31 December 2001 ordinary shares Number	26 March 2002 ordinary shares Number
Lord Fraser	130,000	130,000	130,000
Viscount Asquith	94,000	94,000	94,000
J R Mapplebeck	100,000	200,000	200,000
Dr P Davies[1]	3,264,650	3,360,010	3,360,010
B J Burrows	70,000	100,000	100,000
R N Dall	–	66,666	66,666
M R David *(deceased)*[2]	59,343	–	–

1 Dr P Davies' interest is largely indirect with 478,423 ordinary shares registered in the name of Guinness Flight and Calder 2,342, 1,531,227 registered in the name of Contentin Ltd and 1,255,000 registered in the name of J P Kenny Corporation AG. The shares owned by Guinness Flight and Calder 2,342 are held in trust, the beneficiary of which is the family of Dr P Davies. Dr P Davies holds a 50% interest in the share capital of JP Kenny Corporation AG. The remaining 95,360 ordinary shares are held directly by Dr P Davies.

2 Mr M R David, died 17 February 2002.

Details of directors' remuneration and share options are shown in the Remuneration report on pages 24 to 26. There were no contracts existing during or at the end of the year in which a director was or is materially interested.

Substantial shareholders
At 26 March 2002, the Company has received notification from the following institutions of interests in excess of 3% of the issued ordinary share capital of the Company.

	Number of shares	% of issued ordinary share capital
National Petroleum Limited	28,810,862	21.64
Fidelity International Limited	12,921,034	9.71
JSC Naftogaz of Ukraine	11,780,042	8.85
Interneft Limited	11,268,460	8.47
Mercury Asset Management	8,559,701	6.43
The Capital Group Companies, Inc (and affiliates)	6,174,706	4.64
SO Investments AG	5,496,063	4.13

Environment
The Group is aware of its responsibilities to protect the environment and will ensure that its operations meet statutory requirements and regulations and are carried out with minimal environmental impact.

Creditor payment policy and practice
It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Company and its suppliers, providing that all trading terms and conditions have been complied with. The Company has no trade creditors.

Post balance sheet events
Details of post balance sheet events are disclosed in note 29 on page 46.

Auditors
Our auditors, Ernst & Young LLP, have expressed their willingness to continue in office as auditors of the Company. A resolution for their reappointment, at a rate of remuneration to be determined by the directors, will be put to the members at the Annual General Meeting.

During 2001, Ernst & Young transferred its business to a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000 and are now called Ernst & Young LLP.

Statement of directors' responsibilities in respect of the accounts
Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of its profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that they have complied with these requirements, and, having a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, have adopted the going concern basis in preparing the accounts.

The reasonable expectation of the Company having adequate resources is further elaborated on in note 1 to the accounts on page 33.

By order of the Board

B J Burrows
Secretary
26 March 2002

Statement by the directors on compliance with the Combined Code

The Company is committed to high standards of Corporate Governance.

Compliance

Throughout the year ended 31 December 2001, and up to the date of the approval of these accounts, the Company continued to maintain procedures and policies that ensured compliance with the code provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Services Authority, as described below.

A statement of the directors' responsibilities in respect of the accounts is included in the Directors' report on page 21. Below is a brief description of the role of the Board and its Committees followed by a statement regarding the Group's system of internal control.

The workings of the Board and its Committees

The Board

The Board, which is responsible to shareholders for leading and controlling the Company, comprises three non-executive directors and three executive directors, details of whom are contained on pages 14 and 15.

There is a clear division of responsibilities at the head of the Company through the separation of positions of the non-executive Chairman and the Chief Executive Officer. The non-executive directors are of varied backgrounds and experience and exercise independent and objective judgement.

The Board meets at least six times a year. Matters reserved for the Board are clearly laid down. The Board sets and monitors strategy, reviews business plans and trading performance and overhead costs, approves major capital investment projects, examines acquisition ortunities and divestment possibilities and significant financial and operational issues.

All directors have access to the services of the Company Secretary and may, if needed, obtain independent professional advice, at the Company's expense, in the execution of their duties. Directors are available for re-election in accordance with clauses 78-83 of the Company's Articles of Association.

Audit Committee

The Audit Committee, which is chaired by Mr J R Mapplebeck, comprises the three non-executive directors. The Audit Committee, which has Terms of Reference agreed by the Board, meets at least three times a year to review the Company's accounting policies, financial reporting, internal control, compliance and risk management and maintains an objective and professional relationship with the auditors.

Meetings are attended, by invitation, by the Chief Executive Officer and the Finance Director. At least once a year the Committee meet in private session with the auditors.

Remuneration Committee

The Remuneration Committee, which meets at least twice a year, assists the Board to determine the remuneration arrangements and contracts of the executive directors and senior employees. The Committee is chaired by Mr J R Mapplebeck and comprises the three non-executive directors. The Chief Executive Officer attends meetings by invitation.

No director is involved in deciding his own remuneration.

The report of the director's remuneration, which includes details of the directors' interest in options together with information on service contracts, is set out on pages 24 to 26.

Nominations Committee

Provision A.5.1. of the Combined Code requires that, unless the Board is small, a Nominations Committee be established to make r mmendations to the Board on new Board appointments. The Board does not believe a Nominations Committee is required at present given the size of the Company and Board. This decision is reviewed annually.

Internal control

The Board is responsible for identifying the major business risks faced by the Company and for determining and monitoring the appropriate course of action to manage these risks. The Audit Committee reviews the Company's internal control procedures and reports its conclusions to Board.

The Board has conducted a review in accordance with the guidance of the Turnbull report of the effectiveness of the Company's systems of internal control and risk management and has concluded that the Company's procedures, policies and systems are appropriate and suitable to enable the Board to safeguard shareholders' investment and the Company's assets.

The Audit Committee has reviewed the need for a dedicated internal audit function and has recommended to the Board that, due to the scale and geographic distribution of the Company's licences and operating interests, the Board continues to be best served by utilising external specialist assistance on dedicated business and financial risk areas to supplement the Company's own risk analysis.

The process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

In addition the Company's independent auditors present reports to the Audit Committee which include any significant internal control matters that they have identified.

The key procedures that the Board has established with a view to providing effective internal control are described opposite.

Business risk
An ongoing process is in place to enable the Board to identify the major business, operational, financial and compliance risks faced by the Company and to determine the appropriate course of action to manage and monitor these risks.

The Company identifies and distinguishes "High Profile Events" i.e. those risks that could have material effect on the Company's financial position or reputation, from other business risks that it assesses and which it considers to be acceptable for the Company to bear taking into account the industry and the markets in which it operates.

During 2001 the Audit Committee has reviewed all the Company's subsidiaries and investments from a business, operational and financial risk perspective to ensure that the system of internal control and accountability is embedded in the operations of the Group.

The Audit Committee considers that management are conscious of the need to identify and assess risks in their operations and the effect of changes in the business environment, to respond quickly and appropriately and to report immediately any significant control failings and weaknesses that are identified together with details of corrective action.

Management structure
The Board has overall responsibility for the Group and there is a formal schedule of matters specifically reserved for decision by the Board. Each executive has been given responsibility and is accountable for specific aspects of the Group's affairs. The executive directors together with the key senior executives constitute the Executive Committee, which meets as required to discuss operational matters.

Financial reporting
The Company maintains an effective and reliable accounting and management information system. The Board receives a monthly report that monitors actual performance against plan for oil and gas production, sales, costs and provides information on debtors, the cash position in addition to the financial implications of key sensitivities including changes in world oil price and US$ exchange rates.

Budgetary process
Each year the Board approves the annual budget. Key risk areas are identified. Performance is monitored and relevant action taken throughout the year through the monthly reporting to the Board of variances from the budget, updated forecasts for the year together with information on the key risk areas.

Corporate accounting and procedures manual
Responsibility levels are communicated throughout the Group as part of the corporate accounting and procedures manual which sets out, inter alia, the general ethos of the Group, delegation of authority and authorisation levels, segregation of duties and control procedures together with accounting policies and procedures. The manual which includes a summary of investment techniques and procedures and standards is reviewed regularly and updated as required.

The application of internal financial control and operational procedures are reviewed during visits to the overseas offices by head office staff.

Quality and integrity of personnel
The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment and the ethical standards expected are communicated through the corporate accounting and procedures manual.

Investment appraisal
Capital expenditure is regulated by the budgetary process and authorisation levels. For expenditure beyond specified levels detailed written proposals have to be submitted to the Board. Reviews are carried out after the acquisition is complete and, for some projects, during the acquisition period, to monitor expenditure. Major overruns are investigated.

The internal financial control situation is reported to the Audit Committee which has reviewed the effectiveness of the system of internal financial controls as it operated during the year and reported its conclusions to the Board.

Communication with shareholders
Communication with shareholders is given significant attention. Extensive information about the Group's activities is provided in the Annual Report and Accounts and the Interim Report which are sent to shareholders. There is regular dialogue with institutional investors and enquiries from individuals on matters relating to their shareholding and the business of the Group are welcomed and are dealt with in an informative and timely manner. All shareholders are encouraged to attend the Annual General Meeting to discuss the progress of the Group.

Going concern

After making inquiries and taking into consideration the fundamental uncertainty inherent in the Group's areas of operations, as detailed in note 1 of the accounts on page 33, together with reviewing the Company's budget for 2002 and its medium term plans, the directors have a reasonable expectation that the Company has adequate resources to continue operations for the foreseeable future. The going concern basis for the accounts has therefore continued to be adopted.

By order of the Board

Lord Fraser of Carmyllie
Chairman
26 March 2002

The Remuneration Committee comprises three non-executive directors and is chaired by Mr J R Mapplebeck.

The Remuneration Committee is responsible for considering and making recommendations to the Board, within agreed Terms of Reference, on the Company's executive remuneration policies, the remuneration arrangements of executive directors and senior staff, the participation in the Company's share plans and the service contracts of the executive directors.

The Company's overall approach to pay and benefits is to reward employees competitively taking into account company and individual performance, market value and competitive pressures in the independent oil and gas sector. The Company does not seek to maintain any strict market position but aims to ensure that pay is set at an appropriate level and is comparable with peer group companies.

The Remuneration Committee determine the remuneration packages of the executive directors;

a) cognisant of the need to link remuneration to corporate and individual performance;

b) sensitive to the wider scene, including pay and employment conditions in the trading and operating environment in which the Company and its principle subsidiaries operate; and

c) importantly, recognising that the performance-related elements of remuneration should form a significant proportion of the total remuneration package of executive directors, should be designed to align their interests with those of shareholders and structured to give executive directors keen incentives to perform at the highest levels.

The Remuneration Committee is empowered to obtain specialist assistance to assess the Company's remuneration levels relative to peer group companies.

No director is involved in determining his own remuneration.

The individual components of the remuneration package are discussed below:

Basic salary and benefits

Salaries of the executive directors are established on the basis of market comparisons with positions of similar responsibility and scope within comparator companies operating in the independent oil and gas sector. The individual salaries of directors are reviewed annually by the Committee and adjusted by reference to individual performance and market factors.

Performance related bonuses

Performance related bonuses are awarded on the achievement of performance conditions determined by the Remuneration Committee that are relevant, stretching and designed to enhance the business. Annual bonuses are not pensionable.

In 2001 a Performance Related Annual Bonus Scheme was introduced for the executive directors and key senior management. This scheme has three performance conditions; (i) key strategic objectives; (ii) financial objectives i.e. Pre-Tax Profit and Return on Capital and; (iii) an increase in Share Price. The weighting applied to each performance condition varies slightly for each executive director to reflect their area of responsibility and their ability to influence results although the need for the executive to operate as a team is also recognised.

Share options

The Board believes that the attraction, motivation and retention of senior executives and employees is central to the Company's success and that the ability to grant share options to key personnel is an important and effective means of achieving this objective.

At the Extraordinary General meeting on 30 October 2001 Shareholders approved the introduction of a New Approved Share Option Scheme and a New Unapproved Share Option Scheme. These new schemes were introduced to reflect the best practice aspects recommended by the Association of British Insurers following the publication of their new guidelines in March 2001 (the ABI Guidelines) and to supersede the JKX 1995 No 1 and No 2 Share Option Schemes.

A variety of alternative measurements to link remuneration to performance and align the interests of participating directors and senior executives with those of Shareholders were considered. It was felt that an increase in Share Price combined with a comparison to an external benchmark (the Financial Times Stock Exchange Fledging Index ("FTSE FI") was the most appropriate structure.

The Rules of the New Share Option Schemes address eligibility, timing of grants and exercise of options etc and the Shareholders would be consulted if any substantive amendments to the Rules were required. The Remuneration Committee has discretion as to the application of the Rules of the New Share Option Schemes, particularly in the level of awards and the setting of the Performance Conditions.

The Remuneration Committee has prepared internal guidelines to enable it to administer the New Share Option Schemes. In awarding share options the Remuneration Committee takes into account the ABI Guidelines in terms of individual and collective limits, the need for demanding Performance Conditions etc and other factors such as the performance of the Company and the individual in the previous 12 months, the effect of the vesting of grants awarded in previous years e.g. dilution, cost to the Company and the overall remuneration level (annual salary, bonus award and benefits) of the individual relative to the market.

After three years the number of options that can be exercised will be determined by two factors: (1) the actual increase in the Company's share price and (2) a comparison of the actual increase in the Share price to the change in the FTSE FI.

The Share price and FTSE FI Factors will be multiplied together and the resultant figure will be applied to the number of options grated to an individual to determine the number of options to be vested.

The structure has been designed to introduce a sliding scale as distinct from a specific individual benchmark. It will require the Share price to double and this increase to be in the top quartile of the growth in the FTSE FI for all of the awards granted to become vested.

To encourage the retention of key staff, the Remuneration Committee has determined that an option holder will only be able to exercise up to 50% of vested options at any one time and up to 50% after a period of 12 months, unless determined otherwise by the Remuneration Committee.

The Remuneration Committee will review the New Share Option Schemes to ensure their continued effectiveness and will ensure that there are prudent and appropriate arrangements for any acquisition and financing of shares to meet contingent liabilities, to provide shares or meet obligations.

Pension contributions

The Company makes a fixed contribution to the pension scheme of the employee's choice.

Non-executive directors' remuneration

The fees for non-executive directors are determined by the Board within the limits stipulated in the Articles of Association and approved by the shareholders. The non-executive directors are not involved in any discussions or decision about their own remuneration.
The non-executive directors have the right to elect for all or part of their fees to be paid in common shares in the Company.

The remuneration of the directors of JKX Oil & Gas plc

	Salary and fees $000	Benefits $000	Annual bonus[3] $000	Total 2001 $000	Total 2000 restated $000	Pension[4] 2001 $000	Pension[4] 2000 restated $000
Executive directors							
Dr P Davies	262	17	250	529	230	39	33
B J Burrows	171	16	132	319	218	26	22
R N Dall	145	16	77	238	170	22	22
M R David *(deceased)*[1]	137	13	37	187	57	21	8
Non-executive directors							
Lord Fraser	73	–	–	73	84	–	–
Viscount Asquith[2]	37	–	–	37	36	–	–
J R Mapplebeck[2]	17	–	–	17	12	–	–
Total for all directors	842	62	496	1,400	807	108	85

1 Mr M R David, died 17 February 2002.
2 Consultancy fees were paid to Viscount Asquith and Mr J R Mapplebeck, details of which are outlined in note 28.
3 Annual bonus includes payment made in 2001 relating to performance of 2000 and an accrual for 2001 bonuses to be paid in 2002.
4 The pension costs are contributions payable to the scheme directors during the year.

Interests in options

The interests of directors in options over the ordinary share capital of the Company were as follows:

		Date of grant	Number of options at 1 January 2001	Options exercised during period	Options lapsed during period	Number of options at 31 December 2001	Exercise price	Date from which exercisable	Expiry date
B J Burrows	(a)	27.03.97	20,000	–	–	20,000	£0.46	27.03.00	27.03.04
	(a)	19.12.97	44,255	–	–	44,255	£0.47	19.12.00	19.12.07
	(b)	19.12.97	55,745	–	–	55,745	£0.47	19.12.00	19.12.04
	(b)	12.05.00	235,000	–	–	235,000	£0.17	12.05.01	12.05.02
			355,000	–	–	355,000			
R N Dall	(b)	16.06.95	112,440	–	(112,440)	–	£1.67	16.06.96	16.06.01
	(a)	26.04.96	19,057	–	–	19,057	£1.57	26.04.99	26.04.06
	(b)	26.04.96	54,029	–	–	54,029	£1.57	26.04.99	26.04.03
	(b)	27.03.97	75,000	–	–	75,000	£0.46	27.03.00	27.03.04
	(b)	12.05.00	235,000	–	–	235,000	£0.17	12.05.01	12.05.02
			495,526	–	(112,440)	383,086			
M R David *(deceased)*	(b)	25.09.00	170,000	–	–	170,000	£0.17	12.05.01	12.05.02
Dr P Davies[1]	(b)	12.05.99	960,000	(960,000)[1]	–	–	£0.125	12.05.00	12.05.01
	(b)	12.05.00	847,000	–	–	847,000	£0.17	12.05.01	12.05.02
			1,807,000	–	–	847,000			

1 Dr P Davies exercised 95,360 share options at 12.5p. The balance of the options outstanding at this exercise price were surrendered to the Company. The Company made a £21,616 compensating payment for the surrender (related to the 15.25p bid price on 11 May 2001). The net proceeds of this surrender were used in full by Dr Davies to meet exercise costs.
(a) 1995 Share Option Scheme No 1.
(b) 1995 Share Option Scheme No 2.

The market price of the Company's shares on 31 December 2001 was 17.5p and the high and low share prices during the year were 20.75p and 13.75p respectively.

Service contracts

Lord Fraser, Viscount Asquith and Mr J R Mapplebeck have service contracts which may be terminated by either party on three months' written notice.

Dr P Davies, Mr B J Burrows and Mr R N Dall have service contracts with a notice period of 12 months, which may be terminated by either party.

The Remuneration Committee has reviewed the service contracts of all executive directors and has concluded that they are fair and)nable to the Company and the directors concerned.

On behalf of the Board

J R Mapplebeck
Chairman of the Remuneration Committee
26 March 2002

Independent Auditors' report to the members of JKX Oil & Gas plc

We have audited the Group's Financial Statements for the year ended 31 December 2001 which comprise the Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet, Company balance sheet, Group reconciliation of movement in shareholders' funds, Group cash flow statement, and the related notes 1 to 29. These Financial Statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities.

Our responsibility is to audit the Financial Statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group are not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's statement, Operational review, Financial review, Corporate governance statement and Remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Fundamental uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the Financial Statements concerning the uncertainty regarding the carrying value and shareholding of the Group's Ukrainian oil and gas assets.

Details of the circumstances relating to this fundamental uncertainty are described in note 1. Our opinion is not qualified in this respect.

Opinion

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
26 March 2002

	Note	Total 2001 $000	Total 2000 restated $000
Turnover	2	22,868	23,521
Cost of sales – excluding exceptional items	4	(12,047)	(12,195)
– exceptional items	5	(1,331)	–
Total cost of sales		(13,378)	(12,195)
Gross profit		9,490	11,326
Operating expenses			
General and administrative expenses		(3,747)	(3,458)
Operating profit	6	5,743	7,868
Loss on disposal of fixed asset investments		–	(590)
Interest receivable	8	407	397
Interest payable	9	(253)	(158)
Profit on ordinary activities before taxation		5,897	7,517
Taxation on profit on ordinary activities	10	–	–
Profit for the year after taxation		5,897	7,517
Minority interest		17	8
Retained profit for the year attributable to members of the parent company		5,914	7,525
Earnings per share – basic earnings per 10p ordinary share (in cents)	12	4.45	5.68
– diluted earnings per 10p ordinary share (in cents)	12	4.37	5.62

For the year ended 31 December 2001

28 Group profit and loss account

Group statement of total recognised gains and losses

There are no recognised gains or losses attributable to the shareholders of the Company other than the profit of $5,914,000 for the year ended 31 December 2001 (2000: $7,525,000).

Group reconciliation of movement in shareholders' funds

	2001 $000	2000 restated $000
Total recognised gains	5,914	7,525
Other movements:		
New shares issued	60	–
Share premium arising on issue of new shares	14	–
Share issue expenses	–	(8)
Total movement during the year	5,988	7,517
Shareholders' funds at 1 January	51,316	43,799
Shareholders' funds at 31 December	57,304	51,316

For the year ended 31 December 2001

	Note	Group 2001 $000	Group 2000 restated $000	Parent 2001 $000	Parent 2000 restated $000
Fixed assets					
Intangible assets	14	15,539	6,258	61	31
Tangible assets	14	28,075	29,244	–	–
Investments	15	762	248	6,278	6,278
		44,376	35,750	6,339	6,309
Current assets					
Stocks		151	312	–	–
Debtors	16	6,802	5,196	19,762	16,350
Cash at bank and in hand		10,193	15,164	9,142	10,547
		17,146	20,672	28,904	26,897
Current liabilities					
Creditors falling due within one year	17	(4,166)	(5,037)	(347)	(218)
Net current assets		12,980	15,635	28,557	26,679
Total assets less current liabilities		57,356	51,385	34,896	32,988
Minority interests – equity		(52)	(69)	–	–
Net assets		57,304	51,316	34,896	32,988
Capital and reserves					
Called-up share capital	21	19,882	19,822	19,882	19,822
Share premium account	21	13,180	87,671	13,180	87,671
Merger reserve	21	30,680	30,680	–	–
Profit and loss account	21	(6,438)	(86,857)	1,834	(74,505)
Total equity shareholders' funds		57,304	51,316	34,896	32,988

Lord Fraser
B J Burrows
Directors
26 March 2002

As at 31 December 2001

	Note	2001 $000	2000 restated $000
Net cash inflow from operating activities	22	10,465	14,640
Returns on investments and servicing of finance			
Interest received		405	397
Interest paid		(253)	(158)
		152	239
Taxation		–	–
Capital expenditure and financial investment			
Capital expenditure on fixed assets		(12,911)	(6,842)
Prepayment on PPC investment		(1,700)	–
Proceeds on disposal of investments		–	3,853
		(14,611)	(2,989)
Net cash (outflow)/inflow before use of management of liquid resources and financing		(3,994)	11,890
Management of liquid resources			
Increase/(decrease) in short term deposits		4,253	(11,615)
Financing			
Receipts from the issue of new shares		74	–
Share option/issue costs		(28)	(7)
Repayment of borrowings		(1,023)	(177)
		(977)	(184)
(Decrease)/increase in cash		(718)	91

For the year ended 31 December 2001

 Group cash flow statement

	Note	2001 $000	2000 restated $000
Reconciliation of net cash flow to movement in net debt			
(Decrease)/increase in cash		(718)	91
Repayment of long term loans		1,023	177
Cash (outflow)/inflow from short term deposits		(4,253)	11,615
Change in net debt resulting from cash flows		(3,948)	11,883
Exchange differences		–	100
Movement in net funds		(3,948)	11,983
Net funds at 1 January		13,135	1,152
Net funds at 31 December	23	9,187	13,135

1. Accounting policies

Fundamental uncertainty
Ukraine is an emerging market economy, and its legislation and business practices regarding banking operations, foreign currency transactions and taxation is constantly evolving as the government attempts to manage the economy. Risks inherent in conducting business in an emerging market economy include, but are not limited to, volatility in the financial markets and the general economy. Uncertainties over the development of the tax and legal environment, as well as difficulties associated with the consistent application of current laws and regulations have continued. Assets based in Ukraine represent approximately 48% of the Group's assets.

The details regarding the uncertainties surrounding the Company's title to the PPC Shareholding are given in note 29. The Group's operations and financial position may be affected by these uncertainties. Other than for doubtful debts provided for and disclosed, the Group's financial statements as at 31 December 2001 and for the year then ended do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classifications of liabilities that may result from these uncertainties.

Basis of preparation
The Company has changed its reporting currency to US Dollars, the functional currency of the Group. These accounts have been prepared in US Dollars under the historical cost convention, and comply with applicable accounting standards. Prior year figures including those presented in the five year financial record on page 47 have been restated to US Dollars.

The accounts for the year ended 31 December 2001 have adopted Financial Reporting Standard 18 "Accounting Policies" (FRS 18). This results in no change to existing Group policies and has no effect on the Group for the current or prior years.

Basis of consolidation
The consolidated accounts include the accounts of the parent and each of its subsidiary undertakings for the year ended 31 December 2001. All undertakings over which the Group exercises a dominant influence, being the ability to direct the operating and financial policies of the undertaking, are consolidated as subsidiary undertakings. The attributable share of the results of associated undertakings, based on audited accounts, is included using the equity method of accounting.

Shares in associated undertakings are stated in the consolidated balance sheet at the Group's share of their net tangible assets. In the Company's balance sheet, the investments in shares in both subsidiary and associated undertakings are stated at cost.

Oil and gas assets
JKX adopted the "successful efforts" method of accounting for exploration and development expenditure with effect from 1 July 1999. The 1997 and 1998 accounts in the five year financial record are restated to reflect this change in accounting policy.

1. Accounting policies continued

Capitalised costs
All lease and licence acquisition costs, geological and geophysical costs and other direct costs of exploration, appraisal and development are capitalised as intangible or tangible fixed assets.

Intangible fixed assets comprise costs relating to the exploration and appraisal of properties which the directors consider to be unevaluated until reserves are appraised as commercial, at which time they are transferred to tangible fixed assets. Where properties are appraised to have no commercial value, the associated costs are written off in the period in which the determination is made.

Amortisation
Costs relating to evaluated properties are amortised on a field by field unit of production method based on commercial proven and probable reserves.

The amortisation calculation takes account of the estimated future development costs, based on current price levels and assumptions of future long-term exchange rates, where appropriate. Changes in reserve and cost estimates are recognised prospectively.

Additional amortisation is charged if the capitalised costs of an evaluated field exceed the estimated net revenues to be derived from the related commercial reserves of oil and gas within that field.

Impairment of value
The Group undertakes a review for impairment of a fixed asset if events or changes in circumstances indicate that the carrying amount of the fixed asset may not be recoverable. To the extent that the carrying amount exceeds the recoverable amount, that is the higher of net realisable value and value in use, the fixed asset is written down to its recoverable amount. The value in use is determined from estimated discounted future net cash flows.

Decommissioning
Where there is a material liability for the removal of production facilities and site restoration at the end of the production life of a field, the Group recognises the provision under the basis set out in Financial Reporting Standard 12 "Provisions, Contingent Liabilities and Contingent Assets" (FRS 12). As at 31 December 2001 there were no material liabilities.

Depreciation
Other tangible fixed assets are depreciated on a straight line basis over their estimated useful lives as follows:

Motor vehicles – four years

Equipment – five to ten years

Computer equipment – three years

Leasing and hire purchase commitments
Assets held under finance leases and hire purchase contracts, which are those where substantially all the risks and rewards of ownership of the asset have passed to the Group, are capitalised in the balance sheet and are depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases that are not capitalised as oil and gas assets are charged to the profit and loss account on a straight line basis over the lease term.

Stocks
Stocks comprise oil and gas in tanks, pipelines and storage reservoirs and materials, all of which are stated at the lower of cost and net realisable value. Any difference between the volumes of oil and gas taken by the Group and its entitlement are valued at market value and included in creditors or debtors respectively.

1. Accounting policies continued

Deferred taxation
Provision is made for deferred taxation, using the liability method, on all timing differences to the extent that it is probable that the liability will crystallise.

Pension costs
The Group contributes to the pension scheme of the qualifying employees' choice. Contributions are charged to the profit and loss account as they become payable.

Foreign currency – Company
Transactions in foreign currencies are recorded at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. All differences are taken to the profit and loss account.

Foreign currency – Group
The functional currency for the Group is the US Dollar. The accounts of subsidiary undertakings denominated in the currencies other than the US Dollar are translated at the rate of exchange ruling at the balance sheet date. Exchange differences arising on retranslation of opening net assets are taken directly to reserves. Other exchange differences are taken to the profit and loss account.

Financial instruments
FRS 13 ("Derivatives and other Financial Instruments") requires information to be disclosed about the impact of financial instruments on the Group's risk profile, how the risks arising from financial instruments might affect the entity's performance, and how these risks are being managed.

The Group's policy is that no trading in derivative financial instruments shall be undertaken.

These disclosures have been made in the financial review on page 17.

2. Turnover
Turnover represents amounts invoiced net of value added and similar taxes for the Group's share of oil and gas sales.

3. Segmental analysis

	Turnover by source		Turnover by destination		Profit/(loss) before taxation		Net assets	
	2001 $000	2000 restated $000	2001 $000	2000 restated $000	2001 $000	2000 restated $000	2001 $000	2000 restated $000
UK	170	563	170	563	(2,098)	1,344	12,931	15,046
Ukraine	22,344	22,774	11,524	6,921	8,142	6,938	27,682	29,938
Georgia	–	184	–	184	(34)	75	4,021	3,502
USA	354	–	354	–	2	–	10,423	–
Rest of world	–	–	10,820	15,853	(115)	(840)	2,247	2,830
	22,868	23,521	22,868	23,521	5,897	7,517	57,304	51,316

4. Cost of sales

	2001 $000	2000 restated $000
Operating costs	7,517	6,473
Amortisation	3,849	4,029
Production based taxes	681	1,693
	12,047	12,195

5. Exceptional items

	2001 $000	2000 restated $000
Exceptional provision for doubtful debt	(1,331)	–

The provision in 2001 relates to a full provision against all trade debtors in PPC dating back to 1996 through to 2000. Further details relating to the provision are contained in the Financial review on page 16.

perating profit

The operating profit derives solely from continuing operations and is stated after charging the following:

	2001 $000	2000 restated $000
Depreciation	398	257
Operating lease rentals		
– land and buildings	508	517
– plant and machinery	13	9

Amortisation is included within cost of sales (note 4).

Fees paid to auditors

	2001		2000 restated	
	UK $000	Overseas $000	UK $000	Overseas $000
Audit of the Group	116	65	133	73
Non-audit services	16	–	199	39

7. Staff costs

	2001 $000	2000 restated $000
Wages and salaries	3,523	2,768
UK social security costs	264	190
Pension contributions	427	361
	4,214	3,319

These costs are shown gross and a relevant proportion is capitalised, representing time spent on exploration and development activities.

During the year, the average monthly number of employees was:

	2001 Number	2000 Number
Management/operational	334	345
Administration	19	18
	353	363

The emoluments of the directors of JKX Oil & Gas plc are disclosed in the Remuneration Committee report on pages 24 to 26.

8. Interest receivable

	2001 $000	2000 restated $000
Short-term deposits	407	397

9. Interest payable

	2001 $000	2000 restated $000
Long-term loans	253	158

10. Taxation on profit on ordinary activities
No liability to UK or overseas taxation has arisen during 2001 due to the availability of tax losses brought forward (2000: $nil) and availability of Group relief.

Taxes charged on production of hydrocarbons are included in the cost of sales.

11. Dividends
The Company does not propose to pay a dividend in respect of 2001 (2000: $nil).

12. Earnings per share

The calculation of profit per ordinary share for 2001 is based on the profit after tax and minority interests of $5.9 million (2000: $7.5 million) on 132,959,700 ordinary shares (2000: 132,687,878) being the weighted average number of shares in issue during the year.

The diluted earnings per share for 2001 is based on the profit after tax and minority interest of $5.9 million (2000: $7.5 million) on 135,414,700 (2000: 133,971,878) ordinary shares, calculated as follows:

	2001	2000
Basic weighted average number of shares	132,959,700	132,687,878
Dilutive potential ordinary shares:		
Other share options	2,455,000	1,284,000
	135,414,700	133,971,878

Of the 2,963,899 outstanding share options at 31 December 2001 only 2,455,000 have a dilutive effect.

13. Parent company

The Group has taken advantage of section 230 of the Companies Act 1985, not to present the parent company profit and loss account. The total recognised profit recorded in the accounts of the parent company for the year ended 31 December 2001 was $1,834,000 (2000: $1,633,000 loss).

a) Intangible assets: exploration and appraisal expenditure

	USA $000	Ukraine $000	Georgia[1] $000	Rest of world $000	Total $000
Cost:					
At 1 January 2001	–	649	4,599	1,008	6,256
Additions during the year	8,732	–	505	847	10,084
Reclassifications	47	(649)	–	(47)	(649)
Release of costs against test revenue	(152)	–	–	–	(152)
At 31 December 2001	8,627	–	5,104	1,808	15,539

1 Despite the majority of these costs having been carried greater than three years, the Company believes it appropriate to retain them based on the ongoing work programme being conducted in the West Georgia offshore licence by Anadarko Petroleum.

14. (b) Tangible fixed assets

Group	Oil and gas fields in production $000	Other fixed assets $000	Total $000
Cost:			
At 1 January 2001	99,247	3,396	102,643
Additions during the year	1,877	457	2,334
Reclassification of fixed assets	649	–	649
Disposals of fixed assets	–	(844)	(844)
At 31 December 2001	101,773	3,009	104,782
Depreciation and amortisation:			
At 1 January 2001	71,088	2,311	73,399
Depreciation on disposals of fixed assets	–	(787)	(787)
Charge for the year	3,697	398	4,095
At 31 December 2001	74,785	1,922	76,707
Net book value:			
At 31 December 2000	28,159	1,085	29,244
At 31 December 2001	26,988	1,087	28,075

Parent
JKX Oil & Gas plc held $60,653 (2000: $31,362) of fixed assets at 31 December 2001.

15. Investments

The net book value of fixed asset investments comprise:

	Group		Parent	
	2001 $000	2000 restated $000	2001 $000	2000 restated $000
Associated undertakings (a)	145	145	–	–
Subsidiary undertakings (b)	–	–	6,278	6,278
Other investments (c)	617	103	–	–
	762	248	6,278	6,278

(a) Associated undertakings

Investments comprise Caspoil, an oil exploration company, in which JKX has a 30.5% shareholding.

(b) Subsidiary undertakings

At 31 December 2001, the principal subsidiary undertakings of the Company were:

Name	Business	% held (ordinary shares)	Country of incorporation and area of operation
.enny Exploration & Production Limited	Finance & Holding	100.00	UK
JKX (Nederland) B.V.	Finance & Holding	100.00	Netherlands
Poltava Petroleum Company[1,2]	Oil exploration and production	49.00[5]	Ukraine
Georgian British Oil Company[1,2]	Oil exploration and production	50.00	Georgia
Crimean Petroleum Company[1,2]	Oil exploration and production	45.00	Ukraine
JKX (Navtobi) Limited[3]	Oil exploration and production	100.00	Cyprus
Baltic Energy Services Limited[4]	Oil exploration, production and services	100.00	Latvia
Trans-European Energy Services Limited	Oil exploration, production and services	100.00	UK
EuroDril Limited[4]	Oil exploration, production and services	100.00	UK
JKX Italia Limited	Oil exploration and production	100.00	UK
JKX Services Limited	Services	100.00	UK
JKX Holdings North America LLC	Holding	100.00	USA
JKX North America Ltd[6]	Oil exploration and production	100.00	USA
JKX Oil & Gas L.P.[7]	Oil exploration and production	100.00	USA

1 These companies are considered to be subsidiary undertakings as the Group exercises a dominant influence over them, being the ability to direct the operating and financial policies of ndertaking.

2 . . through JP Kenny Exploration & Production Limited.

3 Held through JKX (Nederland) B.V.

4 Held through Trans-European Energy Services Limited.

5 JKX announced its registration of an increase in shareholding in PPC from 49% to 66.2% on 12 February 2002.

6 Held through JKX Holdings North America LLC.

7 Held through JKX Holdings North America LLC. and JKX North America Ltd.

(c) Other investments

	$000
At 1 January 2001	103
Additions	514
At 31 December 2001	617

16. Debtors

	Group 2001 $000	Group 2000 restated $000	Parent 2001 $000	Parent 2000 restated $000
Amounts falling due within one year				
Trade debtors	2,059	4,320	–	–
Other debtors	233	525	3	66
VAT receivable (UK)	134	106	56	42
Prepayments	4,376	245	894	58
	6,802	5,196	953	166
Amounts falling due after more than one year				
Amounts receivable from subsidiary undertakings	–	–	18,809	16,184
	6,802	5,196	19,762	16,350

17. Creditors: amounts falling due within one year

	Group 2001 $000	Group 2000 restated $000	Parent 2001 $000	Parent 2000 restated $000
Loan	1,006	2,029	–	–
Trade creditors	450	487	–	–
Other creditors	344	706	313	188
Other taxes and social security costs	439	52	–	–
VAT payable (non-UK)	71	–	–	–
Accruals	1,856	1,763	34	30
	4,166	5,037	347	218

18. Financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Financial review on page 17.

Short-term debtors and creditors have been excluded from the following disclosures, except currency risk disclosures as permitted by FRS 13 "Derivatives and other Financial Instruments".

18. Financial instruments continued

Financial assets

The interest rate profile of the financial assets of the Group as at 31 December was as follows:

2001	Financial assets on which no interest is earned $000	Floating rate financial assets $000	Total $000
Sterling	521	800	1,321
US Dollars	4,537	8,904	13,441
Hryvna	1,744	489	2,233
Other	617	–	617
	7,419	10,193	17,612

[illegible]	Financial assets on which no interest is earned $000	Floating rate financial assets $000	Total $000
Sterling	106	1,657	1,763
US Dollars	1,366	12,868	14,234
Hryvna	3,724	639	4,363
Other	103	–	103
	5,299	15,164	20,463

Floating rate financial assets comprise cash deposits placed on money markets at call, seven-day and monthly rates. The financial assets on which no interest is earned are the Group's fixed asset investments (other than associates) which have no fixed maturity, and short term debtors of $6,802,000 (2000: $5,196,000).

Financial liabilities

The interest rate profile of the Group's financial liabilities at 31 December was:

	Functional currency US Dollar	
	2001 $000	2000 restated $000
Floating rate financial liabilities	1,006	2,029
Total	1,006	2,029

The floating rate liabilities comprise the European Bank for Reconstruction and Development (EBRD) US Dollar denominated loan to PPC as referred to below which bears interest based on LIBOR.

18. Financial instruments continued

Currency exposures

As explained in the Financial review on page 17, the Group's objectives in managing currency exposures are to match, to the extent practical, receipts and payments in the same currency and by following a range of commercial policies minimise exposure to the Hryvna denominated sales.

The table below shows the extent to which the Group has monetary assets and liabilities in currencies other than the functional currency of the operating company involved. These exposures give rise to the net currency gains and losses recognised in the profit and loss account. The functional currency of the Group's operating companies is the United States Dollar.

As at 31 December the exposures were:

	Functional currency US Dollar	
	2001 $000	2000 restated $000
Sterling	290	946
Hryvna	720	2,457
	1,010	3,403

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities was:

	Group		Parent	
	2001 $000	2000 restated $000	2001 $000	2000 restated $000
In one year or less	1,006	2,029	–	–
	1,006	2,029	–	–

The Group's loans as at 31 December 2001 solely comprise a US Dollar denominated loan from the European Bank for Reconstruction and Development (EBRD) to the Poltava Petroleum Company (PPC). This loan of $8,000,000 was granted in 1996. As at 31 December 2001 the amount outstanding was $1,006,000. The outstanding amount of this loan is due for repayment in accordance with a Forbearance Agreement which was signed in February 2002.

Borrowing facilities

The Group has no committed borrowing facilities.

Fair values of financial assets

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities as at 31 December.

	2001		2000 restated	
	Book value $000	Fair value $000	Book value $000	Fair value $000
Primary financial instruments held				
Investments	762	762	248	248
Cash	10,193	10,193	15,164	15,164
Short-term borrowings	(1,006)	(1,006)	(2,029)	(2,029)

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction. Where available, market values have been used to determine fair values.

19. Deferred taxation

The potential amount of deferred tax as at 31 December 2001 was $nil (2000: $43,322) comprising tax on timing differences principally between the accounting and tax treatment of fixed assets and interest. As at this date no provision is made for deferred taxation because the gross potential liability will be covered by losses brought forward from prior periods.

20. Obligations under leases and hire purchase contracts

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings		Other	
	2001 $000	2000 restated $000	2001 $000	2000 restated $000
Leases which expire:				
Within one year	273	136	–	–
Between two and five years	53	158	11	10
More than five years	188	193	–	–
	514	487	11	10

21. Share capital and other reserves

[illegible]y share capital, denominated in Sterling, was as follows:

Authorised	2001 Number	2001 £
Ordinary shares of 10p each	170,000,000	17,000,000

	2001 Number	2001 £000
Allotted, called up and fully paid		
Opening balance of 1 January 2001	132,687,878	13,269
Movement	419,360	42
Closing balance at 31 December 2001	133,107,238	13,311

Movements in the share premium, other reserves and profit and loss account during 2001 were as follows:

	Share capital $000	Merger reserve $000	Share premium $000	Profit and loss account $000	2001 Total $000
Group:					
At 1 January 2001	19,822	30,680	87,671	(86,857)	51,316
Capital reduction[1]	–	–	(74,505)	74,505	–
Issue of new shares	60	–	14	–	74
Retained profit	–	–	–	5,914	5,914
At 31 December 2001	19,882[2]	30,680	13,180	(6,438)	57,304

1 As a result of an EGM held on 30 October 2001 the Company applied to the Court to reduce the capital of the Company. Court approval was received on 21 November 2001.

2 As there were insufficient distributable reserves to complete the buy back of shares at a cost of $745,000 reflected in the June 2001 half year accounts, the share capital at the year end was $19,882,000. Subsequent to the year end, the buy back is scheduled for completion in early April 2002. On completion the share capital will be reduced to $19,388,000 and a capital redemption reserve of $494,000 created.

21. Share capital and other reserves continued

	Share capital $000	Share premium $000	Profit and loss account $000	2001 Total $000
Parent:				
At 1 January 2001	19,822	87,671	(74,505)	32,988
Capital reduction	–	(74,505)	74,505	–
Issue of new shares	60	14	–	74
Retained profit	–	–	1,834	1,834
At 31 December 2001	19,882	13,180	1,834	34,896

22. Reconciliation of operating profit to net cash inflow from operating activities

	2001 $000	2000 restated $000
Operating profit	5,743	7,868
Depreciation	4,247	4,286
Loss on disposal of fixed assets	35	–
Exchange differences	52	253
Decrease in operating debtors	94	2,931
Increase/(decrease) in operating creditors	132	(1,031)
Decrease in stocks	162	333
Net cash inflow from operating activities	10,465	14,640

23. Reconciliation of net cash flow to movement in net funds

	At 1 January 2001 $000	Cash flow $000	Other non-cash movements $000	Exchange differences $000	At 31 December 2001 $000
Cash	1,210	(718)	–	1	493
Short-term deposits	13,954	(4,253)	–	(1)	9,700
Cash at bank and in hand	15,164	(4,971)	–	–	10,193
Loans	(2,029)	1,023	–	–	(1,006)
	13,135	(3,948)	–	–	9,187

24. Employee share schemes

At 31 December 2001, there were outstanding options under various employee share option schemes, exercisable during the years 2001 to 2006, to acquire 2,963,899 (2000: 4,725,769) shares of the Company at prices ranging from £0.17 to £1.57 per share (2000: £0.125 to £1.67).

25. Capital commitments

Under the programmes for the exploration, development and production of oil and gas reserves in Ukraine, the Company is committed at 31 December 2001 to future capital expenditure of $245,000 (2000: $nil).

26. Pension commitments

The Company contributes to schemes of employee elections, including directors.

27. Contingencies

General

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

28. Directors' interests

During 2001 consultancy fees were paid to Viscount Asquith and Mr J R Mapplebeck amounting to $42,849 and $27,475 respectively. The fees paid to Viscount Asquith were made to Dessna Company Limited in which he has a controlling interest.

29. Post balance sheet events

PPC Shareholding

On 12 February 2002, JKX was informed that its wholly-owned subsidiary, JP Kenny Exploration and Production Ltd ("JPK"), successfully registered its increased 66.2% shareholding in its Ukrainian subsidiary, Poltava Petroleum Company ("PPC"), with the relevant Ukrainian authorities. JPK's legal ownership of the 66.2% shareholding in PPC was recognised by the Supreme Court of Artibration of Ukraine in its rulings of the 27 June 2001.

The Company believes that the registration brings to a close the events surrounding a sustained two-year attack on its Ukrainian investment which has included illegal attempts to expropriate its original 49% holding in PPC, and blocking of the registration of its increased shareholding in PPC. The cost to the Company to secure its PPC asset has been significant, approximately $5 million over the last 24 months. As outlined in the Chairman's statement the directors believe that there will be continuing efforts to attack our legal holding in PPC by influential private Ukranian interests who are seeking to defraud our shareholders of investments by JKX in Ukraine. These efforts will continue to be vigorously defended by the Company.

	2001 $m	2000 restated $m	1999 restated $m	1998 restated $m	1997 restated $m
Turnover					
– Oil	11.0	16.1	10.0	10.7	27.3
– Gas	11.6	6.6	8.3	14.3	24.4
– Management fees	0.2	0.8	0.5	–	–
Total	22.8	23.5	18.8	25.0	51.7
Cost of sales – excluding exceptional items	(12.0)	(12.2)	(10.2)	(10.7)	(16.9)
Gross profit excluding exceptional items	10.8	11.3	8.6	14.3	34.8
Cost of sales – exceptional items	(1.3)	–	0.8	(59.7)	(19.7)
Gross profit/(loss) after exceptional items	9.5	11.3	9.4	(45.4)	15.1
Exploration costs written off	–	–	–	(8.1)	–
General and administrative expenses	(3.8)	(3.4)	(5.2)	(9.7)	(17.7)
Operating profit/(loss)	5.7	7.9	4.2	(63.2)	(2.6)
Other income and interest	0.2	(0.4)	(0.5)	(2.0)	(0.3)
Profit/(loss) on ordinary activities before taxation	5.9	7.5	3.7	(65.2)	(2.9)
Taxation on profit on ordinary activities	–	–	–	–	(1.7)
Minority interest	–	–	(0.5)	1.8	(1.0)
Profit/(loss) for the year attributable to members of the parent company	5.9	7.5	3.2	(63.4)	(5.6)
Earnings/(loss) per share	4.45	5.68	2.63	(52.79)	(5.45)
Group operating margin (%)					
Before exceptional items	31.7	32.0	17.7	(13.8)	32.9
After exceptional items	25.9	32.0	22.3	(252.5)	(5.2)
Employment of group capital					
Fixed assets	44.4	35.7	36.8	39.4	94.3
Net current assets	12.9	15.6	7.0	1.2	11.9
	57.3	51.3	43.8	40.6	106.2
Group capital employed					
Loan capital and convertible loan notes	–	–	–	10.0	12.4
Creditors amounts falling due in more than one year	–	–	–	–	0.8
Minority interests	–	–	–	(0.3)	1.5
Capital and reserves	57.3	51.3	43.8	30.9	91.5
	57.3	51.3	43.8	40.6	106.2
Net debt					
Cash at bank and in hand	10.2	15.2	3.4	5.2	12.9
Loan capital	(1.0)	(2.1)	(2.3)	(3.5)	(4.6)
Convertible loan notes	–	–	–	(10.0)	(9.9)
	9.2	13.1	1.1	(8.3)	(1.6)
Net gearing (%)	N/A	N/A	N/A	27.2	1.8

Five year financial record

Year ended 31 December 2001

Notice is hereby given that the Seventh Annual General Meeting of JKX Oil & Gas plc (the "Company") will be held at the offices of Cardew & Co, 12 Suffolk Street, London SW1Y 4HG on Wednesday 15 May 2002 at 11.00 am for the following purposes:

As ordinary business

1. To receive the accounts for the year ended 31 December 2001 and the report of the directors and the auditors' report thereon.
2. To re-elect B J Burrows as a director of the Company.
3. To reappoint Ernst & Young LLP as the Company's auditors until the conclusion of the next general meeting before which accounts are laid and to authorise the directors to determine their remuneration.

As special business

To consider and if thought fit to pass the following resolutions, of which resolutions 4 and 5 will be proposed as ordinary resolutions and resolution 6 as a special resolution:

Ordinary resolutions

4. That in substitution for any existing authority pursuant to section 166 of the Companies Act 1985 ("the Act"), the Company be and is hereby generally authorised to make market purchases (within the meaning of section 163 of the Act) pursuant to and in accordance with section 166 of the Act of fully paid ordinary shares of 10p each in the capital of the Company ("ordinary shares") upon and subject to the following conditions but otherwise unconditionally:
   (a) the maximum number of ordinary shares hereby authorised to be purchased is 12,959,523 representing just under 10% of the ordinary share capital of the Company as at 15 May 2002;
   (b) the maximum price which may be paid for each such ordinary share shall be an amount equal to 105% of the average of the middle market quotations for ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased and the minimum price which may be paid for such ordinary share shall be 10p (exclusive of expenses); and
   (c) unless previously varied, revoked or renewed, the authority conferred by this resolution shall expire on the earlier of 14 August 2003 or at the conclusion of the next Annual General Meeting of the Company after the date on which this resolution is passed, provided that the Company may before such expiry enter into a contract to purchase ordinary shares under this authority which will or may be completed or executed wholly or partly after the expiration of such authority and may make a purchase of ordinary shares in pursuance of such contract.
5. That in substitution for all existing authorities (but without prejudice to the exercise of any such authority prior to the date hereof) the directors be generally and unconditionally authorised pursuant to section 80 of the Act to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £4,436,907 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on 14 May 2007 provided that the Company may make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement.

Special resolution

6. That, subject to the passing of resolution 5 above at the Annual General Meeting at which it is proposed, in substitution for any existing power under section 95 of the Act (but without prejudice to the exercise of any such authority prior to the date hereof) the directors be empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by resolution 5 above as if section 89(1) of the Act did not apply to the allotment. This power:
   (a) expires on the earlier of the conclusion of the next Annual General Meeting of the Company following the passing of this resolution or at the end of fifteen months after the date of passing of this resolution, provided that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after expiry of this authority and the directors may allot equity securities in pursuance of that offer or agreement; and
   (b) is limited to:
      (i) the allotment of equity securities in connection with a rights issue or other offering in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to their existing holdings of such shares, subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with fractional entitlements, statutory restrictions or legal or practical problems under or resulting from the application of the laws of any territory or the requirements of any recognised regulatory body or stock exchange in any territory; and
      (ii) the allotment of equity securities (otherwise than pursuant to sub-paragraph (i) above) of up to an aggregate nominal amount of £1,331,072.

By order of the Board

B J Burrows
Secretary
26 March 2002

Registered office:
6 Cavendish Square, London W1G 0PD

Notes:

1 A member entitled to attend and vote at the Meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2 To be valid, the instrument appointing a proxy, together with the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of authority) must be deposited with the Company's Registrars, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6ZL not less than 48 hours before the time fixed for the Meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending or voting at the Meeting if they wish.

3 Copies of the directors' service contracts and the terms of engagement for non-executive directors, together with the register of directors' share interests, are available for inspection at the registered office of the Company during normal business hours on each business day until the conclusion of the Annual General Meeting and will also be available at the place of the Annual General Meeting from at least 15 minutes prior to the Meeting until its conclusion.

Designed and produced by Radley Yeldar London

Mcf	Thousand cubic feet
Bcf	Billion cubic feet
cfpd	Cubic feet per day
MMcfd	Million cubic feet per day
Mbbl	Thousands of barrels
MMbbl	Millions of barrels
bopd	Barrels of oil per day
boe	Barrels of oil equivalent
Mboe	Thousands of barrels of oil equivalent
MMboe	Millions of barrels of oil equivalent
boepd	Barrels of oil equivalent per day
sq km	Square Kilometre
$	United States Dollars
LIBOR	London InterBank Offered Rate
US	United States
Hryvaa	The lawful currency of Ukraine

Conversion factors
6,000 standard cubic feet of gas = 1 boe



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JKX Oil & Gas plc
6 Cavendish Square
London W1G 0PD
Telephone +44 (0)20 7323 4464
www.jkx.co.uk